Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements of Xiao-I Corporation (the “Company,” “we,” “our,” or “us”) for the six months ended June 30, 2025 and 2024, included as Exhibit 99.1 to this Report on Form 6-K, and the risk factors included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The interim financial statements have not been audited by an independent registered public accounting firm.

Overview

We are a leading cognitive artificial intelligence company with over two decades of experience in natural language processing and enterprise AI solutions. Our business model comprises Model-as-a-Service (“MaaS”) offerings, including solutions based on our proprietary Hua Zang large language model (“LLM”), as well as non-MaaS products and services, such as technology development services, software products, maintenance and support services, and selected AI-enabled hardware products.

During the first half of 2025, we operated in a challenging market environment characterized by heightened customer caution, longer procurement cycles, and increased scrutiny of large-scale cloud deployments. Against this backdrop, we prioritized liquidity management, cost discipline, and operational efficiency, while continuing to support key customers and maintain our core technological capabilities.

As a result of these factors, our total revenue for the six months ended June 30, 2025 declined significantly compared to the same period in 2024. At the same time, we implemented a series of cost-optimization measures, including workforce reductions and tighter control over discretionary spending, which partially mitigated the impact of lower revenue on our operating results.

Results of Operations

Net Revenues

Set forth below is a comparative table showing net revenues by revenue type for the six months ended June 30, 2025 and 2024, including absolute amounts, year-over-year percentage changes, and totals.

	For the six months ended June 30,				Variance
	2024		2025		$	%
	(Unaudited)
Sale of cloud platform products	$24,138,026	73.3%	$7,799,708	67.8%	(16,338,318)	(67.7)
Technology development service	8,039,536	24.4%	2,271,952	19.7%	(5,767,584)	(71.7)
M&S service	670,959	2.0%	822,760	7.1%	151,801	22.6
Sale of software products	102,705	0.3%	348,625	3.0%	245,920	239.4
Sale of hardware products	2,539	-	273,863	2.4%	271,324	10,686.3
Total	$32,953,765	100.0%	$11,516,908	100.0%	(21,436,857)	(65.1)

For the six months ended June 30, 2025, our net revenues were $11.52 million, representing a decrease of approximately 65.1% compared to $32.95 million for the same period in 2024. The decline was primarily driven by a substantial reduction in revenues from cloud platform products and technology development services, partially offset by increases in software product sales and maintenance and support services.

Sale of cloud platform products

Revenue from cloud platform products decreased to approximately $7.80 million for the six months ended June 30, 2025, compared to approximately $24.14 million for the same period in 2024, representing a year-over-year decrease of approximately 67.7%. This decline occurred against a backdrop of intensifying competition in the AI customer service solutions market.

Technology development services

Revenue from technology development services decreased to approximately $2.27 million for the six months ended June 30, 2025, compared to approximately $8.04 million for the same period in 2024, representing a year-over-year decrease of approximately 71.7%. The decline was primarily attributable to the inherently uncertain nature of this business segment, which consists predominantly of ad-hoc, client-driven projects. During the first half of 2025, demand for such customized development engagements softened significantly, leading to fewer new contract signings. Consequently, revenue recognition during the period relied mainly on ongoing or previously contracted projects, reflecting broader delays in client investment decisions and a more cautious approach to discretionary technology spending.

Maintenance and support (“M&S”) services

Revenue from maintenance and support services increased to approximately $0.82 million for the six months ended June 30, 2025, compared to approximately $0.67 million for the same period in 2024, representing a year-over-year increase of approximately 22.6%. This increase was primarily attributable to a portion of existing customers transitioning from broader development engagements to ongoing maintenance and support arrangements. These services provide more stable, recurring revenue streams and supported overall revenue resilience during the period.

Sale of software products

Revenue from software products increased to approximately $0.35 million for the six months ended June 30, 2025, compared to approximately $0.10 million for the same period in 2024, representing a year-over-year increase of approximately 239.4%. This increase reflected continued demand from certain customers for standalone or customized software solutions and partially offset declines in other revenue categories.

Sale of hardware products

Revenue from hardware products increased to approximately $0.27 million for the six months ended June 30, 2025, compared to approximately $0.003 million for the same period in 2024. While this represented a significant percentage increase from a low base, the absolute contribution to total revenue remained modest. As the core growth engine and revenue pillar of the Company’s hardware business, the smart glasses segment encountered substantial challenges during the first half of 2025. Escalating U.S.-China trade frictions led to the inclusion of certain core components involving critical technologies on export control lists, which severely disrupted the supply chain. This interruption halted final product assembly, resulting in significant delays for numerous customer orders. These delays not only impacted the current period’s revenue but also adversely affected the Company’s brand reputation and market competitiveness. Given that hardware products generally carry lower gross margins and are subject to higher cost volatility, their impact on overall profitability was not material.

Revenue by Business Category

In terms of product lines, we generate revenue primarily from the (i) MaaS and (ii) non-MaaS.

The following table sets forth the product lines of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	For the six months ended June 30,				Variance
	2024		2025		$	%
	(Unaudited)
MaaS	$24,768,850	75.2%	$7,794,772	67.7%	(16,974,078)	(68.5)
Non-MaaS	8,184,915	24.8%	3,722,136	32.3%	(4,462,779)	(54.5)
Total	$32,953,765	100.0%	$11,516,908	100.0%	(21,436,857)	(65.1)

Total MaaS revenue decreased to approximately $7.79 million for the six months ended June 30, 2025, compared to approximately $24.77 million for the same period in 2024, representing a year-over-year decrease of approximately 68.5%. This sharp contraction occurred against the backdrop of intensifying price competition in the Chinese AI customer service MaaS market.

Within the MaaS segment, revenue attributable to Hua Zang-based solutions decreased to approximately $3.50 million for the six months ended June 30, 2025, compared to approximately $8.74 million in the prior-year period. This represents a decline of $5.24 million. Similarly, non-Hua Zang MaaS revenue fell to approximately $4.29 million from $16.03 million in the same period last year, a decrease of $11.74 million.

Non-MaaS revenue decreased to approximately $3.72 million for the six months ended June 30, 2025, compared to approximately $8.18 million for the same period in 2024, representing a year-over-year decrease of approximately 54.5%. Despite the decline, non-MaaS revenue demonstrated relative resilience compared to MaaS revenue, supported by continued demand for software products and maintenance services.

Cost of Revenues and Gross Profit

Our cost of revenues primarily consists of the following components: (i) staff costs (salaries and employee benefits), (ii) cost of materials, which primarily includes software and hardware purchased, (iii) cloud hosting service fees, and (iv) overhead costs relating to consumables and office expenses used for production.

The following table sets forth the components of our cost of revenues by amounts and percentages of net revenues for the periods presented:

	For the six months ended June 30,				Variance
	2024		2025		$	%
	(Unaudited)
Cloud hosting services fees	$5,022,529	15.2%	$2,033,638	17.7%	(2,988,891)	(59.5)
Cost of materials	4,718,305	14.3%	1,680,091	14.6%	(3,038,214)	(64.4)
Staff costs	1,840,602	5.6%	1,065,180	9.2%	(775,422)	(42.1)
Others	105,068	0.3%	46,687	0.4%	(58,381)	(55.6)
Total	$11,686,504	35.4%	$4,825,596	41.9%	(6,860,908)	(58.7)

Total cost of revenues decreased significantly year over year, largely in proportion to the decline in revenue. Key drivers included:

●	Staff costs. Staff costs declined as a result of workforce reductions implemented beginning in the second half of 2024 and continuing into 2025. These actions were part of a broader effort to align our cost structure with reduced revenue levels and to improve operating efficiency.

●	Cloud hosting services fees. Cloud hosting costs declined materially, reflecting lower utilization of cloud resources due to reduced cloud platform revenues and fewer active large-scale deployments.

●	Cost of materials. Cost of materials decreased in line with lower hardware sales volumes and reduced procurement for customized development projects.

As a result of these changes, our gross profit declined compared to the prior year period. The company’s overall gross margin decreased to 58.1% from 64.5%, representing a decline of 6.4 percentage points. Fluctuation was primarily due to drop in profit margin in cloud platform products which contributed higher revenue in proportion to the net revenue. During 2025, the internal structure of the cloud platform products undergo changes. Certain business segments demand higher computing power, leading to increased procurement costs and a decline in gross profit margins.

Operating Expenses

Selling Expenses

Selling expenses for the six months ended June 30, 2025 decreased by approximately 62.3% compared to the same period in 2024. The reduction was primarily attributable to:

●	Lower staff costs following headcount reductions implemented in the second half of 2024 and continuing into 2025; and

●	A significant decrease in marketing and advertising expenses, as we curtailed discretionary promotional activities in response to market conditions.

These decreases were partially offset by fluctuations in certain professional service fees and depreciation-related items.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2025 increased by US$4.0 million, or 53.5% compared to the same period in 2024, primarily due to an increase in professional service fees, mainly related to legal, advisory, and compliance costs, including fees associated with ADS-related matters and third-party professional services. This increase was partially offset by lower staff costs following workforce optimization measures.

Research and Development Expenses

Research and development expenses decreased to approximately $24.07 million for the six months ended June 30, 2025, compared to approximately $26.90 million for the same period in 2024, representing a decrease of approximately 10.5%. This decrease was primarily attributable to the completion of certain research and development initiatives in prior periods and a strategic decision to limit new R&D spending during the first half of 2025 in light of market conditions and liquidity considerations. As a result, personnel-related costs and third-party development expenses declined during the period.

During the six months ended June 30, 2025, we continued to focus our R&D efforts on maintaining, optimizing, and refining existing technologies and product offerings, rather than initiating large-scale new development projects. We believe this approach allowed us to preserve core technical capabilities while managing overall operating costs.

Other Expense, Net

Other expense, net was $1.04 million for the six months ended June 30, 2025, compared to $0.71 million for the same period in 2024. The increase was primarily attributable to (i) a decrease in gain from fair value change of derivative liabilities and (ii) an increase in interest expenses which was mainly driven by higher average outstanding borrowings during the period.

Net Loss

As a result of the foregoing, we recorded a net loss of $30.39 million for the six months ended June 30, 2025, compared to a net loss of $15.54 million for the same period in 2024. The increase in net loss was primarily driven by the significant decline in revenue, partially offset by reductions in operating expenses.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and proceeds from financing activities. As of June 30, 2025, we had cash and cash equivalents of approximately $5.01 million, compared to $0.85 million as of December 31, 2024.

During the first half of 2025, we continued to experience negative operating cash flows, reflecting our recurring net losses and ongoing working capital requirements. As of June 30, 2025, our working capital deficit increased to $30.53 million from $10.11 million at December 31, 2024. The change was primarily attributable to changes in operating assets and liabilities, including accounts receivable, accounts payable, accrued expenses and other current liabilities, and prepaid expenses and other current assets, reflecting lower revenue levels, cost-control measures, and the timing of collections and payments. To address liquidity pressures, we implemented a series of cash flow optimization measures, including stricter credit management, renegotiation of payment terms with suppliers, and reductions in discretionary spending.

We also relied on financing activities, including convertible loans, short-term borrowings, and other third-party borrowings, to support our operations. While these financings improved near-term liquidity, they increased our leverage and interest expense and may result in dilution to existing shareholders upon conversion.

We have incurred recurring net losses and negative operating cash flows, and as of June 30, 2025, we had an accumulated deficit and a shareholders’ deficit. These conditions indicate that our liquidity and capital resources remain under pressure and that we are dependent on external financing to support our operations. Our capital requirements for the next twelve months primarily relate to working capital needs, including personnel costs, professional service fees, repayment of borrowings when due, and ongoing operating expenses. Our ability to meet these requirements depends on our operating performance, continued cost control measures, and ability to obtain additional financing. There can be no assurance that such financing will be available on acceptable terms, or at all. Financing transactions, including issuances of equity or equity-linked securities, may result in dilution to existing shareholders.

Management believes that actions taken and planned, including continued cost discipline and efforts to secure additional capital, are intended to address these conditions. However, there remains substantial doubt regarding our ability to continue as a going concern without additional financing or further improvements in operating performance.

Trend Information

During the first half of 2025, we observed continued softness in enterprise demand for large-scale AI cloud deployments, longer sales cycles, and heightened customer sensitivity to pricing and credit risk. These trends are consistent with broader macroeconomic uncertainty and increased scrutiny of technology spending.

While we expect demand for AI solutions to recover over the longer term, near-term revenue visibility remains limited. Our future operating results will depend on our ability to stabilize revenue, manage costs, and secure sufficient financing to support ongoing operations.

Critical Accounting Estimates

Our critical accounting estimates for the six months ended June 30, 2025 are consistent with those disclosed in our most recent Annual Report on Form 20-F. These include, among others, the allowance for credit losses, depreciable lives and recoverability of property and equipment, the valuation of deferred income tax assets, transaction price allocation between software income and maintenance service income, as well as fair value determination of share-based compensation arrangements. There were no material changes to these estimates during the period.

Restrictions on Cash Transfers and Dividends

Under applicable PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year to statutory reserve funds until such reserves reach 50% of their registered capital. These statutory reserves are not distributable as cash dividends.

Furthermore, a substantial portion of our operations and assets are denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. All foreign exchange transactions are subject to approval by, or registration with, the relevant PRC government authorities, including the People’s Bank of China and other authorized banks. These currency exchange control procedures may restrict the ability of our PRC subsidiaries to transfer cash to us through dividends, loans, or advances.

In addition, under the PRC Enterprise Income Tax Law and its implementing rules, a withholding tax of 10% generally applies to dividends paid by PRC entities to non-resident enterprises, unless reduced or exempted pursuant to an applicable tax treaty.

Cash Flows

Set forth below are the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2024	2025
	(Unaudited)
Net cash used in operating activities	$(10,054,183)	$(2,328,970)
Net cash (used in)/provided by investing activities	(122,235)	82,621
Net cash provided by financing activities	11,252,673	5,690,293
Effect of exchange rate changes	(791,320)	721,003
Net change in cash, cash equivalents and restricted cash	284,935	4,164,947
Cash, cash equivalents and restricted cash, at beginning of the period	1,564,542	846,593
Cash, cash equivalents and restricted cash, at end of period	$1,849,477	$5,011,540

Cash Flows from Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was $2.33 million, compared to $10.05 million for the same period in 2024. Net cash used in operating activities during the period was primarily attributable to our net loss, adjusted for non-cash items, including allowance for credit losses, depreciation and amortization, share-based compensation expenses, fair value changes in derivative liabilities, and other non-cash expenses. The impact of these non-cash adjustments, together with changes in operating assets and liabilities, partially offset the cash outflow related to net loss.

Changes in operating assets and liabilities during the period reflected, among other things:

●	Changes in accounts receivable resulting from reduced revenue levels and collection efforts;

●	Changes in contract costs and prepaid expenses and other current assets consistent with lower project activities; and

●	Changes in accounts payable, accrued expenses and other current liabilities reflecting cost-control measures and timing of payments.

Overall, operating cash flows continue to reflect the impact of reduced revenue and ongoing operating losses, partially mitigated by expense reductions and working capital management initiatives.

Cash Flows from Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2025 was $0.08 million, compared to net cash used in investing activities of $0.12 million for the same period in 2024.

Investing activities during the period primarily consisted of proceeds from disposal of property and equipment. Compared to the prior-year period, investing cash flows reflected purchases of property and equipment and intangible assets, as well as loans to third parties, consistent with the Company’s focus on liquidity preservation.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $5.69 million, compared to $11.25 million for the same period in 2024. Financing activities during the period primarily consisted of proceeds from the issuance of convertible notes in January 2025 and June 2025, net of issuance costs as well as proceeds from short-term borrowings and borrowings from third parties, which were used for general corporate purposes and working capital needs. Subsequent to the issuance of the convertible notes, holders elected to convert portions of the outstanding notes into ordinary shares represented by ADSs (Xiao-I’s American depositary shares, each of which represents three Ordinary Shares) in accordance with the contractual terms of the notes. Such conversions resulted in the issuance of ADSs and a reduction of outstanding debt, but did not result in additional cash proceeds to the Company.

Stockholders’ Equity

Changes in Stockholders’ Equity

Set forth below are unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2025.

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’	Non- controlling
	Share	Amount	Shares*	Amount	capital	reserve	deficit	loss	deficit	interests	Total deficit
Balance as of December 31, 2024	31,949,038	$1,598	3,700,000	$185	$115,745,140	$237,486	$(125,338,509)	$(2,848,314)	$(12,202,414)	$(3,565,559)	$(15,767,973)
Net loss	-	-	-	-	-	-	(30,125,449)	-	(30,125,449)	(264,362)	(30,389,811)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(347,015)	(347,015)	(104,696)	(451,711)
Conversion of convertible loans	4,140,987	207	-	-	4,753,912	-	-	-	4,754,119	-	4,754,119
Cancellation of ordinary shares	(9)	-	-	-	-	-	-	-	-	-	-
Share-based compensation expenses	4,268,316	214	-	-	5,074,079	-	-	-	5,074,293	-	5,074,293
Balance as of June 30, 2025 (unaudited)	40,358,332	$2,019	3,700,000	$185	$125,573,131	$237,486	$(155,463,958)	$(3,195,329)	$(32,846,466)	$(3,934,617)	$(36,781,083)

During the six months ended June 30, 2025, total shareholders’ deficit increased from $125.34 million at December 31, 2024 to $155.46 million at June 30, 2025. The principal factors contributing to changes in shareholders’ equity during the period included:

●	Net loss. We recorded a net loss of $30.39 million for the six months ended June 30, 2025, which increased our accumulated deficit.

●	Issuance and Conversion of Convertible Notes. During the six months ended June 30, 2025, the Company completed financing transactions in January 2025 and June 2025 through the issuance of convertible notes, which provided cash proceeds at the time of issuance and were used for general corporate purposes. These issuances increased the Company’s liabilities and additional paid-in capital, net of issuance costs. During and subsequent to the period, holders of the convertible notes elected to convert portions of the outstanding principal and, where applicable, accrued interest into ordinary shares represented by ADSs in accordance with the contractual terms of the notes. Such conversions resulted in the issuance of additional ADSs, reduced the Company’s outstanding debt obligations, and increased additional paid-in capital. The issuance of ADSs upon conversion did not result in additional cash proceeds to the Company.

●	Share-based compensation. Share-based compensation expense recognized during the period increased additional paid-in capital.

●	Foreign currency translation adjustments. Changes in foreign currency exchange rates resulted in translation adjustments recorded in accumulated other comprehensive loss.

●	Non-controlling interests. Changes in non-controlling interests reflected the allocation of net loss attributable to non-controlling shareholders.

Impact of Equity Issuances and Conversions

The issuance of ADSs, including those issued upon conversion of convertible securities, resulted in dilution to existing shareholders. In addition, the volume and timing of conversions may have affected the market trading price of the Company’s ADSs.

The Company expects that additional conversions of outstanding convertible securities may occur in the future, which could result in further issuances of ADSs and additional dilution to shareholders.